Exhibit to 77Q3

73. Payments per share outstanding during the entire current period:
	A. Dividends from net investment income:


CEMP US 500 Enhanced Volatility Wtd
	Class A	0.106847
	Class C	0.013701
	Class I	0.142552

CEMP Market Neutral Income Fund
	Class A	0.245919
	Class C	0.186402
	Class I	0.26826